                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

                    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F /X/       Form 40-F / /

                    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes / /              No /X/

                    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________]

                                   ----------

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.  Interim Report to Stockholders for the three month period ended March 31,
    2002

2. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of March 31, 2002 and for the three month periods ended March 31, 2002 and 2001

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER























                                 INTERIM REPORT

                                     Q1 2002

CONTENTS

Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  5
Chrysler Group                                        6
Commercial Vehicles                                   7
Services                                              8
Other Activities                                      9
Analysis of the Financial Situation                  11
Consolidated Financial Statements                    14

DAIMLERCHRYSLER

Amounts in millions                                              Q1 02        Q1 02         Q1 01        Change
                                                                US $ 1)      [EURO]        [EURO]          in %
---------------------------------------------------------------------------------------------------------------------
REVENUES                                                        32,172       36,907        35,525            +4 2)
European Union                                                   9,374       10,754        11,424            -6
    Germany                                                      4,147        4,757         5,272           -10
USA                                                             17,492       20,066        17,770           +13
Other Markets                                                    5,306        6,087         6,331            -4
EMPLOYEES (MARCH 31)                                                        372,084       410,451            -9
RESEARCH AND DEVELOPMENT COSTS                                   1,219        1,398         1,533            -9
INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT                      1,390        1,595         2,510           -36
CASH PROVIDED BY OPERATING ACTIVITIES                            3,550        4,073         3,547           +15
OPERATING PROFIT (LOSS)                                          2,685        3,080        (3,750)            .
OPERATING PROFIT (LOSS) - ADJUSTED 3)                              887        1,017          (610)            .
NET INCOME (LOSS)                                                2,320        2,662        (2,357)            .
    per share (in US $/[EURO])                                    2.31         2.65         (2.35)            .
NET INCOME (LOSS) - ADJUSTED 3)                                    433          497          (373)            .
    per share - adjusted 3) (in US $/[EURO])                      0.44         0.50         (0.37)            .
---------------------------------------------------------------------------------------------------------------------

1) Rate of exchange 1 [EURO] = US $ 0.8717 (based on the noon buying rate on March 29, 2002).
2) A 7% increase after adjusting for changes in the consolidated Group.
3) Excluding one-time effects.


                  REVENUES 1)             OPERATING PROFIT (LOSS) 2)              NET INCOME           EARNINGS (LOSS)
             In billions of [EURO]           In billions of [EURO]                (LOSS) 2)              PER SHARE 2)
                                                                            In billions of [EURO]         In [EURO]
                2001        2002            2001               2002           2001        2002        2001         2002
----------------------------------------------------------------------------------------------------------------------------
Q1             34,534      36,907             (0.610)             1.017      (0.373)      0.497       (0.37)        0.50
Q2             41,454           -              0.725                  -       0.535           -        0.53            -
Q3             35,985           -              0.666                  -       0.284           -        0.28            -
Q4             39,909           -              0.564                  -       0.284           -        0.28            -

1)  Adjusted for changes in the consolidated Group
2)  Excluding one-time effects


FINANCIAL DIARY
2002

INTERIM REPORT Q2 2002
July 18, 2002

INTERIM REPORT Q3 2002
October 23, 2002

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com


INVESTOR RELATIONS
CONTACT

STUTTGART

Phone    (+49) 711 17 92286, 17 92261 or 17 95277
Fax      (+49) 711 17 94075 or 17 94109

NEW YORK

Phone    (+1) 212 909 9080
Fax      (+1) 212 909 9085



Additional information on DaimlerChrysler is available on the Internet at: WWW.DAIMLERCHRYSLER.COM

BUSINESS REVIEW

IMPROVED DAIMLERCHRYSLER GROUP PERFORMANCE,
CHRYSLER GROUP RETURNS TO PROFITABILITY

o ADJUSTED GROUP OPERATING PROFIT OVER [EURO]1.0 BILLION (Q1 2001: OPERATING LOSS OF [EURO]0.6 BILLION);
    CHRYSLER GROUP RETURNS TO PROFITABILITY WITH AN OPERATING PROFIT OF [EURO]127 MILLION

o MERCEDES-BENZ PASSENGER CARS & SMART REMAINS STRONG AND SUCCESSFUL IN A DIFFICULT MARKET ENVIRONMENT;
    MARKET SHARE IMPROVED, EXCELLENT START FOR NEW E-CLASS

o   OPERATING PROFIT INCLUDING ONE-TIME EFFECTS OF [EURO]3.1 BILLION (Q1 2001:
    OPERATING LOSS OF [EURO]3.8 BILLION)

o ADJUSTED NET INCOME OF [EURO]0.5 BILLION AFTER A NET LOSS OF [EURO]0.4 BILLION IN Q1 2001

o ADJUSTED FOR CHANGES IN THE CONSOLIDATED GROUP, REVENUES INCREASE BY 7% TO [EURO]36.9 BILLION


AUTOMOTIVE MARKETS REMAIN UNCERTAIN

o The economic uncertainty prevalent in our key markets in the fourth quarter of 2001 continued into the first quarter of 2002. While there are some initial signs of recovery in the United States, we remain cautious in our expectations for markets in 2002.

o Substantial price incentives enabled the auto industry in the United States to achieve a market volume approaching that of the first quarter of the prior year. However, sales of passenger cars and commercial vehicles declined in Europe and unit sales in Japan remained at a low level.

INCREASE IN EARNINGS IN THE FIRST QUARTER

o DaimlerChrysler posted an adjusted operating profit of [EURO]1.0 billion in the first quarter of 2002, which represents an improvement of [EURO]1.6 billion over the loss recorded in Q1 2001.

o Operating profit including one-time effects totaled [EURO]3.1 billion. This figure includes a non-recurring gain of [EURO]2.5 billion from the sale of the remaining shares of T-Systems ITS (formerly debis Systemhaus). As we announced in February 2001, there were further one-time charges, totalling [EURO]0.3 billion in the first quarter associated with the turnaround plan at Chrysler Group. There was also a one-time expense of [EURO]0.1 billion at the Services division due to the crisis in Argentina and the resulting legislative measures.

o Despite expenses associated with the market launch of the new E-Class in March and the new CLK coupe in May, and the resulting lower earnings contributions, the Mercedes-Benz Passenger Cars & smart division recorded an operating profit of [EURO]0.7 billion, close to the high level of last year.

o Chrysler Group's turnaround plan continued as planned and began to show positive results: the division was profitable for the first time after six quarters (operating profit excluding one-time effects of [EURO]127 million; Q1 2001: operating loss of [EURO]1.4 billion).

o Due to the difficult market situation in North America, Argentina, Western Europe and Turkey, the Commercial Vehicles division recorded an operating loss of [EURO]85 million (Q1 2001: operating loss of [EURO]138 million).

o The initial signs of economic recovery in the U.S. had a noticeable effect on earnings at the Services division, where adjusted operating profit increased to [EURO]178 million (Q1 2001: [EURO]149 million).

o The MTU Aero Engines business unit and our holdings in Mitsubishi Motors, EADS and TEMIC all made positive contributions to DaimlerChrysler's operating profit in the first quarter of 2002.

o Adjusted net income totaled [EURO]0.5 billion (Q1 2001: net loss of [EURO]0.4 billion); earnings per share were [EURO]0.50 in the first quarter of 2002 after a loss per share of [EURO]0.37 in Q1 2001. Including one-time effects, net income totaled [EURO]2.7 billion (Q1 2001: net loss of [EURO]2.4 billion), while earnings per share were [EURO]2.65 (Q1 2001: loss per share of [EURO]2.35).

1.1 MILLION VEHICLES SOLD; REVENUES UP 7%

o In the first quarter, DaimlerChrysler sold 1.1 million vehicles worldwide, exceeding the prior year's level by 3%.

o With unit sales of 292,500 vehicles, the Mercedes-Benz Passenger Cars & smart division was once again able to modestly exceed the high level of the prior year, despite the changeovers for the E-Class and CLK coupe models. Factory shipments of Chrysler Group passenger cars and light trucks increased by 7% to 704,800 in the first quarter. A worldwide decline in demand led to a 15% decrease in Commercial Vehicles division sales, to 101,700 units.

o Adjusted for changes in the consolidated Group, total revenues at DaimlerChrysler rose 7% in the first quarter to [EURO]36.9 billion.

o Mercedes-Benz Passenger Cars & smart was able to boost business volume by 7%. Chrysler Group also posted a substantial increase in revenues (+17%). As expected, revenues at the Commercial Vehicles division were below the prior year's level (-6%). As planned, revenues at the Services division were also slightly down on the figure for Q1 2001 (-3%).

FOCUS ON AUTOMOTIVE BUSINESS CONTINUES

o On January 1, 2002, DaimlerChrysler exercised an option to sell its 49.9% of T-Systems ITS to Deutsche Telekom. The transaction was completed in the first quarter.

o As announced, the Services division also sold parts of its Capital Services portfolio (non-automotive activities) in January.

o In addition, we announced the sale of our remaining 40% stake in TEMIC to Continental effective April 1, 2002.

WORKFORCE NOW TOTALS 372,084

o At the end of the first quarter, 372,084 people were employed by DaimlerChrysler (Q1 2001: 410,451). The figure for the prior year included employees at Adtranz (around 19,600) and TEMIC (around 6,000).

o Workforce numbers also fell as a result of the implementation of turnaround plans, particularly those at Chrysler Group and Freightliner.

OUTLOOK

o Due to uncertainties regarding future economic developments, DaimlerChrysler has been cautious in its initial planning for 2002.

o In general, markets developed better than had been expected in the first quarter, and there are increasing signs that this positive trend could continue. There is however still considerable uncertainty as to whether and to what extent the unstable political situation in some regions might affect the beginnings of an economic recovery.

o Mercedes-Benz Passenger Cars & smart expects to achieve similar results to those of 2001 in terms of sales, revenues, and earnings.

o With a continuation of the positive market trend in the United States, Chrysler Group may do better than its targeted breakeven, and could achieve positive earnings for the year.

o Despite weak demand worldwide, the Commercial Vehicles division expects positive adjusted operating profit in 2002 to exceed the prior year's level.

o The Services division expects to achieve a higher adjusted operating profit than in 2001.

o Mitsubishi Motors will continue to implement its turnaround plan, and we expect the company to make a positive contribution to earnings in 2002. Despite a difficult market environment, Mitsubishi Motors anticipates that sales will stabilize in Japan in the second half of its financial year.

o EADS' market environment is also still challenging, but we nonetheless expect a positive contribution to Group operating profit in 2002.

o DaimlerChrysler now anticipates revenues in the region of [EURO]150 billion for full year 2002 (2001: [EURO]152.9 billion). Compared with last year there will be negative effects on revenues from changes in the consolidated Group, while positive effects will come from changed exchange-rate assumptions and, to a certain extent, higher unit sales, particularly in the United States.

o Improved economic conditions and a recovery in our key markets would have a positive effect on our earnings. However, given the fragile nature of world markets our conservative earnings expectations for the Group remain in place.


SHARE PRICE INDEX
(as of January 2, 2002)


                          DaimlerChrysler         DAX        MSCI Automobiles
                                                                  Index
--------------------------------------------------------------------------------
January 2, 2002                       100         100                     100
January 15, 2002                       95          98                      99
February 1, 2002                       96          99                     100
February 15, 2002                      88          94                      99
March 1, 2002                          99          99                     103
March 15, 2002                        110         105                     114
April 2, 2002                         105         103                     110
April 15, 2002                        106         102                     109

MERCEDES-BENZ PASSENGER CARS & SMART

o FURTHER INCREASE IN SALES AND REVENUES; OPERATING PROFIT CLOSE TO PRIOR YEAR LEVEL

o  ENTHUSIASTIC RECEPTION FOR THE NEW E-CLASS

o  SMART POSTS STRONG GROWTH


Amounts in millions                     Q1 02         Q1 02         Q1 01        Change
                                         US $        [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit                          569           653           670            -3
Revenues                               10,400        11,931        11,172            +7
Unit sales                                          292,475       291,497            +0
Production                                          311,499       321,401            -3
Employees (March 31)                                101,736       102,476            -1
----------------------------------------------------------------------------------------


Unit Sales                                           Q1 02         Q1 01         Change
                                                                                   in %
----------------------------------------------------------------------------------------
Total                                               292,475       291,497            +0
  Western Europe                                    198,646       195,135            +2
    Germany                                          91,679        92,718            -1
  USA                                                52,375        51,538            +2
  Japan                                              11,730        12,176            -4
  Other markets                                      29,724        32,648            -9
----------------------------------------------------------------------------------------


FURTHER INCREASE IN REVENUES

o The Mercedes-Benz Passenger Cars & smart division sold 292,500 vehicles in the first quarter of 2002, exceeding the high figure posted in Q1 2001. Revenues also increased by 7% to [EURO]11.9 billion.

o Operating profit of [EURO]653 million was close to the figure posted in the first quarter of 2001. This was due to the high costs associated with the E-Class and the CLK coupe model changeovers and the resulting lower earnings contributions.

MERCEDES-BENZ SALES CLOSE TO PRIOR YEAR LEVEL

o Sales of Mercedes-Benz passenger cars surpassed expectations at 264,100 units, close to the record figure recorded in Q1 2001.

o Unit sales declined by 2% in Germany, but sales in the rest of Western Europe increased by 3%. In the U.S. retail sales rose by 7%. In Japan, sales of Mercedes-Benz vehicles fell by 11%. With a general decline in sales in nearly all key markets, Mercedes-Benz was, as we had anticipated, able to gain market share and improve its competitive position.

o Sales of the A-Class developed favorably, rising by 11% to reach 47,200 units. This increase was mainly caused by strong sales of the model's long-wheelbase version. The C-Class also saw sales develop positively, rising 15% to 102,000 units, mainly as a result of the increased demand for the C-Class station wagon and sports coupe.

o Sales of the new SL roadster were extremely strong, totaling 7,700 units (Q1 2001: 1,300 units). Unit sales of the S-Class remained stable. As expected, sales of the E-Class declined due to the vehicle's advanced lifecycle. The new E-Class sedan has only been available since the middle of March.

SALES AT SMART CONTINUE TO RISE

o A total of 28,400 smarts were sold in the first three months of 2002, an increase of 13% over the prior year. In addition to its popularity in Italy and Germany, the right-hand drive markets in the UK and Japan are of increasing importance.

o The growth in sales of smart vehicles is also due to the positive response to model updates.

OUTLOOK

o We expect market conditions to remain difficult for the rest of the year. In particular, we expect further market shrinkage in Germany and the rest of Western Europe. However, once again we expect to perform better than our respective markets.

o The Mercedes-Benz Passenger Cars & smart division is confident that unit sales, revenues and earnings for full-year 2002 will be similar to the high levels recorded in 2001.

o The new E-Class sedan and the new CLK coupe (which will be launched in Europe in May) are both expected to have a particularly positive impact on sales as the year progresses.

CHRYSLER GROUP

o CHRYSLER GROUP RETURNS TO PROFITABILITY WITH AN OPERATING PROFIT OF [EURO]127 MILLION

o   ATTRACTIVE NEW PRODUCTS PRESENTED

o   IF THE US MARKET RECOVERY CONTINUES, FULL YEAR RESULT COULD BE POSITIVE


Amounts in millions                     Q1 02         Q1 02         Q1 01        Change
                                         US $        [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit (loss)                  (163)         (187)       (4,456)          +96
Operating profit (loss) adj.              111           127        (1,409)            .
Revenues                               13,904        15,950        13,622           +17
Unit sales (shipments)                              704,845       660,909            +7
Production                                          697,942       651,235            +7
Employees (March 31)                                104,686       115,334            -9
----------------------------------------------------------------------------------------


Unit Sales                                           Q1 02         Q1 01         Change
                                                                                   in %
----------------------------------------------------------------------------------------
Total                                               704,845       660,909            +7
  NAFTA                                             662,155       618,712            +7
    USA                                             573,104       532,613            +8
  Other markets                                      42,690        42,197            +1
----------------------------------------------------------------------------------------


POSITIVE RESULTS IN THE FIRST QUARTER

o Chrysler Group's retail sales were down 7% at 675,800 units. This decline mainly reflects a generally weak U.S. economy and increased competition. Industry incentives remained relatively high. Jeep Liberty continued its strong showing with U.S. sales of almost 35,000 units in the first quarter, and U.S. sales of the new Ram Pickup increased by 10% from the prior year to 93,700 units. However, in the US minivan and passenger car sales decreased 5% and 10% in the quarter versus the prior year.

o Unit sales (factory shipments) increased by 7% to 704,800 vehicles in the first quarter of 2002, reflecting growing dealer confidence in the Chrysler Group. In the US, we had a 59-day supply of vehicles, which represents a low level.

o The increase in vehicle shipments and appreciation of the US dollar against the euro led to a 17% increase in revenues, to [EURO]16.0 billion.

o Adjusted for one-time effects, operating profit totaled [EURO]127 million at Chrysler Group, the first positive result after six quarters. This improvement of [EURO]1.5 billion was primarily due to an improved cost structure within Chrysler Group and increased vehicle shipments.

o As we had already forecasted in February 2001, an additional one-time restructuring charge of [EURO]0.3 billion was taken in the first quarter due to the implementation of Chrysler Group's turnaround plan.

NEW PRODUCTS PRESENTED

o The all-new Dodge Ram 2500 and 3500 pickups were presented at the Chicago Auto Show. The Ram 3500 will be the most powerful pickup in its class, boasting an all-new 5.7-liter HEMI Magnum V-8 engine. The new Dodge Viper SRT-10 was also presented for the first time at the Detroit Auto Show. All three vehicles will be launched this fall, further improving the already strong Dodge brand lineup.

o In the first quarter Chrysler Group announced plans to launch the Chrysler Crossfire and the Chrysler Pacifica in 2003, thereby enabling Chrysler Group to enter into new vehicle segments. The Crossfire sports coupe combines American design with German engineering, while the Chrysler Pacifica will be positioned in the new Sports Tourer segment.

o Other announcements made in the first quarter include plans to offer a convertible version of the highly successful Chrysler PT Cruiser as well as more powerful versions of the Neon and the Ram pickup.

OUTLOOK

o The U.S. economy showed signs of recovery in the first quarter. As a result, we now forecast total sales of above 16 million units for the U.S. auto market in 2002. However, demand continues to be supported by high incentives, particularly from domestic manufacturers.

o Chrysler Group is confident that it will meet all turnaround plan targets in 2002. With a continuation of the positive market trend in the United States, Chrysler Group may do better than its targeted breakeven and could thus achieve positive earnings for the year.

COMMERCIAL VEHICLES

o  FALL IN SALES DUE TO CONTINUED WEAK DEMAND

o  POSITIVE INCOMING-ORDERS TREND

o  FREIGHTLINER RESTRUCTURING PROCEEDING ON SCHEDULE

Amounts in millions                    Q1 02         Q1 02         Q1 01        Change
                                        US $        [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating loss                            (74)          (85)         (138)          +38
Revenues                                5,336         6,121         6,534            -6
Unit sales                                          101,684       119,292           -15
Production                                          110,099       132,484           -17
Employees (March 31)                                 95,668       100,657            -5
----------------------------------------------------------------------------------------


Unit Sales                                           Q1 02         Q1 01        Change
                                                                                  in %
----------------------------------------------------------------------------------------
Total                                               101,684       119,292           -15
  Western Europe                                     54,615        66,581           -18
    Germany                                          18,252        23,196           -21
  USA                                                20,444        22,037            -7
  South America                                       9,886        11,871           -17
  Other markets                                      16,739        18,803           -11
----------------------------------------------------------------------------------------


LOWER OPERATING LOSS

o As expected, a decline in worldwide demand for commercial vehicles resulted in a decrease in the Commercial Vehicles division's sales of 15% to 101,700 units. However, incoming orders are showing a positive trend.

o At [EURO]6.1 billion, revenues failed to reach the level of Q1 2001. However, due to the depreciation of the euro against the US dollar and greater demand for high-quality vehicles, the decrease in revenues amounted to only 6%.

o The adjusted operating loss was below that of the prior year, decreasing from [EURO]138 million to [EURO]85 million. This can be attributed primarily to a reduced loss at Freightliner.

o As a result of the ongoing market weakness, sales of 23,100 units at Freightliner were at the same low level as in Q1 2001. The Freightliner turnaround plan is however proceeding on schedule. To date, Freightliner has secured US $400 million of the total planned savings of US $450 million for 2002.

o Sales at the Mercedes-Benz Trucks business unit totaled 22,200 vehicles, significantly lower than the 26,200 trucks sold in Q1 2001. This reduction was due to general decline in demand.

o Lower sales at Mercedes-Benz Vans (48,500 units; Q1 2001: 59,200 units) were largely due to negative developments in South America and Germany.

o In the bus sector, the commercial bus business in North America was integrated into the DaimlerChrysler Buses & Coaches business unit at the beginning of the year. In the first quarter, 5,800 buses were sold (+3%). The decline in Europe was more than offset by higher sales in Brazil.

NEW PRODUCTS BOOST COMPETITIVENESS

o In February, we presented the new medium-duty Freightliner Business Class M2 delivery truck in North America. The vehicle is equipped with a Mercedes-Benz engine and transmission as standard.

o The Commercial Vehicles division will continue its product offensive in the second half of this year by presenting five new or comprehensively revised vehicles.

OUTLOOK

o Due to weak demand worldwide, revenues at the Commercial Vehicles division for 2002 as a whole will probably not reach prior year levels. However, we expect positive earnings (excluding one-time effects) to surpass last year's figure.

o We are still confident that Freightliner will return to profitability by the end of 2002.

SERVICES

o   OPERATING PROFIT HIGHER THAN IN THE FIRST QUARTER OF 2001;
    SIGNIFICANT ONE-TIME GAIN FROM THE SALE OF REMAINING STAKE IN T-SYSTEMS ITS (FORMERLY DEBIS SYSTEMHAUS)

o   FOCUS ON THE AUTOMOTIVE BUSINESS CONTINUES


Amounts in millions                       Q1 02        Q1 02         Q1 01        Change
                                           US $       [EURO]        [EURO]           in%
------------------------------------------------------------------------------------------
Operating profit                           2,227        2,555           441          +479
Operating profit adj.                        155          178           149           +19
Revenues                                   3,426        3,930         4,050            -3
Contract volume                          111,234      127,606       128,770            -1
New business                              11,106       12,741        12,276            +4
Employees (March 31)                                   10,268         9,290           +11
------------------------------------------------------------------------------------------


SHARP INCREASE IN OPERATING PROFIT

o Revenues at DaimlerChrysler Services totaled [EURO]3.9 billion in the first quarter of 2002, slightly below the figure for the first quarter of the prior year.

o Operating profit increased from [EURO]0.4 billion to reach [EURO]2.6 billion in the first quarter. Adjusted for one-time effects from the sale of the remaining shares of T-Systems ITS (formerly debis Systemhaus) as well as one-time charges taken as a result of the crisis in Argentina, operating profit rose to [EURO]178 million (Q1 2001: [EURO]149 million).

o This improvement in earnings was primarily due to signs of economic recovery in the U.S., which meant that the Services division was able to record significantly less risk-related provisions, particularly for Freightliner vehicles.

o Charges totaling [EURO]107 million were taken as a result of the continued depreciation of the Argentine peso against the US dollar.

o New business, for which we set strict standards in terms of earnings and risk targets, was up 4% to [EURO]12.7 billion in the first quarter. The introduction of special financing programs for selected Chrysler Group models increased the proportion of new business being undertaken in the NAFTA region to 74%. At [EURO]127.6 billion, total contract volume was at the prior year's level.

FOCUS ON THE AUTOMOTIVE BUSINESS CONTINUES

o On January 1, 2002, we exercised our option to sell the remaining 49.9% of T-Systems ITS (formerly debis Systemhaus) to Deutsche Telekom. The transaction was completed in March, resulting in a one-time gain of [EURO]2.5 billion.

o In January, we also sold parts of our U.S. Capital Services portfolio to GE Capital. The items sold to GE Capital consist mainly of commercial real estate and an asset-based lending portfolios containing revolving credit lines to manufacturing and service companies.

PREPARATIONS FOR NEW BANKING PRODUCTS PROCEEDING ON SCHEDULE

o DaimlerChrysler Bank is currently preparing for the July market launch of its new banking services in Germany. The bank intends to expand its traditional leasing and sales-financing services to include demand-deposit accounts and car-savings plans. Other new services planned by the bank include mutual fund brokerage and the introduction of customer credit cards.

OUTLOOK

o We are also further intensifying our risk management efforts, which focus on improving our systems and methods to limit loan defaults and the losses arising from the sale of off-lease vehicles. In addition, DaimlerChrysler Services will work to optimize its internal processes as a means of reducing costs and further increasing efficiency.

o Business developments at the Services division will depend heavily on global economic developments during the rest of the year. Since more than 70% of our business is conducted in the NAFTA region, we expect that recovery there will reduce the level of additional risk-related provisions required for loans and residual value losses. The Services division expects to achieve a higher adjusted operating profit than in 2001.

OTHER ACTIVITIES

Amounts in millions                    Q1 02         Q1 02         Q1 01        Change
                                        US $        [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Operating profit (loss)                   138           158          (318)            .
Operating profit adjusted                 138           158            67          +136
----------------------------------------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS, Mitsubishi Motors Corporation and TEMIC. The latter was sold to Continental on April 1, 2002. The segment also includes corporate research, real-estate activities and holding and finance companies.

The earnings contributions generated by our holdings in EADS and Mitsubishi Motors are reflected in the operating profit of DaimlerChrysler with a one-quarter delay. DaimlerChrysler's Q1 operating profit therefore includes the contribution made by these holdings in the period October - December 2001.

MTU AERO ENGINES

Amounts in millions                    Q1 02         Q1 02         Q1 01        Change
                                        US $        [EURO]        [EURO]          in %
----------------------------------------------------------------------------------------
Revenues                                  490           562           553            +2
Incoming orders                           508           583           576            +1
Employees (March 31)                                  7,790         7,278            +7
----------------------------------------------------------------------------------------

A STABLE BUSINESS PERFORMANCE IN A DIFFICULT MARKET ENVIRONMENT

o Despite the difficult situation in the aircraft-engines market, the MTU Aero Engines business unit managed to increase revenues in the first quarter by 2% to [EURO]562 million. The sale and maintenance of commercial aircraft engines and gas turbines made the largest contribution to the unit's total revenues.

o While incoming orders for military aircraft engines and related maintenance services were higher than in Q1 2001, incoming orders for commercial aircraft engines were significantly lower. The total volume of incoming orders ([EURO]583 million) was, however, slightly above that recorded in Q1 2001.

OUTLOOK

o Due to the overall decline in air traffic, we expect to see a reduction in order volume, particularly with regard to the maintenance and spare parts business for commercial aircraft engines. Full-year revenues will therefore be substantially lower than the record figure posted in 2001. The business unit has already undertaken a range of measures to ensure profitability in a situation of slower growth or stagnating revenues.

o New business opportunities will result from MTU Aero Engines' share in the production of engines for the Airbus A380.

EADS

FINANCIAL TARGETS FOR 2001 EXCEEDED

o   EADS will publish its quarterly figures on May 17, 2002.

o In its first full year of business, EADS was able to increase EBIT (earnings before interest, taxes, goodwill amortization and one-time effects) by 21% to [EURO]1.7 billion. This growth rate clearly surpassed the target figure of 15%. Net income was also positive at [EURO]1.4 billion, following a loss of [EURO]0.9 billion in 2000. Revenues climbed by 27% to [EURO]30.8 billion.

o The decision of the German parliament to procure Airbus A400M military transport aircraft marks a decisive step toward finalizing this [EURO]18 billion project.

o The British Ministry of Defence has decided to implement the Skynet 5 project, which has a total order volume of [EURO]3.3 billion. Astrium, an EADS subsidiary, will be responsible for providing the satellites.

o On March 1, the Ariane 5 booster rocket successfully launched the Envisat earth observation satellite into orbit. Through its subsidiaries, EADS Launch Vehicles and Astrium, EADS is the chief contractor for the Ariane and Envisat programs.

OUTLOOK

o Due to the difficult business environment, EADS expects revenues to drop slightly at constant U.S. dollar exchange rates in 2002. This decline, primarily a result of lower Airbus deliveries, will be partially offset by higher revenues at other EADS divisions. Airbus plans to deliver around 300 aircraft in 2002 (2001: 325 aircraft).

o Due to higher research and development costs (especially for the A380 program), lower Airbus deliveries, and the implementation of new cost-cutting measures, EADS expects EBIT to total approximately [EURO]1.2 billion in 2002.

MITSUBISHI MOTORS CORPORATION

SALES INCREASE IN NORTH AMERICA

o As expected, in a generally weak market, sales of Mitsubishi Motors vehicles in Japan declined by 13% to 138,500 units in the period of January through March 2002.

o However, Mitsubishi Motors was able to maintain its market share of 15% in the key mini-car segment in Japan. The eK model, introduced in October 2001, is very popular in Japan, where unit sales totaled 44,500 vehicles in the first quarter of 2002.

o Mitsubishi Motors also succeeded in further strengthening its position in the U.S. market in the first quarter of 2002, after posting its best year ever in that market in 2001. The company set another record in the U.S. in the first quarter, with unit sales of 90,300 passenger cars (+23%).

o The company continues to make good progress with its turnaround plan, particularly in the area of material cost and overhead reduction. Workforce reductions of around 8,000 to date are well above the target of 5,050 set for March 2002.

OUTLOOK

o As announced, Mitsubishi Motors expects to reach breakeven for the 2001/2002 financial year that ended on March 31, 2002. Final figures for the financial year will be released on May 13.

o The cost-cutting program in effect at the company will continue to be implemented at the same rapid pace throughout the year. Material costs in particular will be substantially reduced. Mitsubishi Motors therefore expects a further improvement in operating results for its 2002/2003 financial year, which has just begun.

o Despite an extremely difficult market environment, Mitsubishi Motors anticipates that sales in Japan will stabilize in the second half of its financial year. A particularly positive effect is expected to be generated by the market launch of a new compact car.

ANALYSIS OF THE FINANCIAL SITUATION

o     OPERATING PROFIT [EURO]3.1 BILLION (Q1 2001: [EURO]3.8 BILLION OPERATING
      LOSS); ADJUSTED FOR ONE-TIME EFFECTS OPERATING PROFIT [EURO]1.0 BILLION (Q1 2001: [EURO]0.6 BILLION OPERATING LOSS)

o     OPERATING RESULT TURNS POSITIVE AT CHRYSLER GROUP

o     SIGNIFICANT GAIN FROM SALE OF REMAINING INTEREST IN T-SYSTEMS ITS


OPERATING PROFIT (LOSS) BY SEGMENTS

                                                          Q1 02         Q1 02        Q1 01
In millions                                                US $        [EURO]       [EURO]
-------------------------------------------------------------------------------------------
Mercedes-Benz
Passenger Cars & smart                                      569           653          670
Chrysler Group                                             (163)         (187)      (4,456)
Commercial Vehicles                                         (74)          (85)        (138)
Services                                                  2,227         2,555          441
Other Activities                                            138           158         (318)
Eliminations                                                (12)          (14)          51
-------------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP                                     2,685         3,080       (3,750)
-------------------------------------------------------------------------------------------
ADJUSTED FOR ONE-TIME EFFECTS                               887         1,017         (610)
-------------------------------------------------------------------------------------------


RECONCILIATION TO OPERATING PROFIT (LOSS)

                                                          Q1 02         Q1 02        Q1 01
In millions                                                US $        [EURO]       [EURO]
-------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                       385           442       (3,615)
+  Pension and postretirement benefit expenses
   other than service cost                                  (72)          (83)         (64)
+  Operating income (loss) from affiliated,
   associated and related companies                         181           208         (316)
+  Gains on disposals of businesses                       2,165         2,484          292
+  Miscellaneous                                             26            29          (47)
-------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                                   2,685         3,080       (3,750)
-------------------------------------------------------------------------------------------

SIGNIFICANT IMPROVEMENT IN ADJUSTED GROUP OPERATING PROFIT FOR THE FIRST QUARTER

o In the first quarter of 2002, DaimlerChrysler posted an operating profit of [EURO]3.1 billion, compared with an operating loss of [EURO]3.8 billion in the first quarter of 2001. Earnings in both quarters were influenced by one-time effects. The sale of the Group's remaining interest in T-Systems ITS resulted in a gain of [EURO]2.5 billion this quarter. Charges totaling [EURO]0.4 billion were recorded based on further restructuring measures at Chrysler Group in connection with the turnaround plan initiated last year, and resulting from the Argentine government's reorganization of the country's finance and banking system including the decision to float the country's currency against the U.S. dollar.

      The first quarter of 2001 included net one-time expenses of [EURO]3.1 billion. Charges arose primarily due to the turnaround plans at Chrysler Group and Mitsubishi Motors, which were partially offset by a gain from the sale of the Group's remaining interest in debitel to Swisscom.

o Adjusted to exclude one-time effects, operating profit in the first quarter of 2002 amounted to [EURO]1.0 billion, a significant improvement of [EURO]1.6 billion over the operating loss of the prior-year period. The increased operating result was particularly affected by the contribution from Chrysler Group.

OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS & SMART CONSISTENT WITH THE PRIOR-YEAR PERIOD

o At [EURO]0.7 billion, the operating profit earned by the Mercedes-Benz Passenger Cars & smart segment nearly equaled the result of the first quarter of last year. Earnings were affected by expenses incurred for the launch of the new E-Class sedan in March 2002, and for the planned launch of the CLK coupe. Additionally, a shift in sales due to lifecycle changes from the old E- to the C-Class, with correspondingly lower revenues per unit, resulted in decreased operating results. These effects were almost completely offset by increased revenues in Western Europe and the United States. Mainly the C- and A-Class but also the SL-roadster contributed to the increase in revenues.


OPERATING PROFIT (LOSS) ADJUSTED FOR
ONE-TIME EFFECTS

                                                          Q1 02         Q1 02        Q1 01
In millions                                                US $        [EURO]       [EURO]
-------------------------------------------------------------------------------------------
Industrial Business                                         735           843         (753)
Financial Services                                          152           174          143
-------------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP                                       887         1,017         (610)
-------------------------------------------------------------------------------------------


ADJUSTED TO EXCLUDE ONE-TIME EFFECTS OPERATING RESULT OF CHRYSLER GROUP TURNS POSITIVE AGAIN

o Chrysler Group's operating loss of [EURO]0.2 billion (Q1 2001: [EURO]4.5 billion) was affected by further restructuring charges of [EURO]0.3 billion in connection with the turnaround plan for costs associated with the announced idling, closing or sale of certain manufacturing facilities in 2002 and 2003. The first quarter of 2001 included restructuring charges of [EURO]3.0 billion.

o Adjusted to exclude restructuring charges, Chrysler Group posted an operating profit of [EURO]0.1 billion (2001: [EURO]1.4 billion operating loss). This improvement was primarily the result of cost reductions and other actions taken as part of the turnaround plan, increased vehicle shipments and lower customer satisfaction costs. The increase in vehicle shipments was due primarily to efforts made in the prior year period to reduce dealer inventory levels. Continued substantial competitive pressures in the North American market and a softening of vehicle-industry sales contributed to a decrease in retail sales. Furthermore, a decline in market share occured.

COMMERCIAL VEHICLES SEGMENT IMPACTED BY CONTINUED WORLDWIDE DECLINE IN DEMAND

o The Commercial Vehicles segment sustained an operating loss of [EURO]0.1 billion in the first quarter, a slight improvement compared to the prior year's result. A continued negative effect on earnings resulted from a weaker demand for commercial vehicles worldwide, lower unit sales and revenues in the first quarter of 2002. However, this negative effect was partially offset by cost reductions, particularly as a result of the turnaround plan initiated at Freightliner last year. Additionally, special costs associated with unforeseen market developments were recorded at Freightliner in the prior year.

OPERATING PROFIT AT SERVICES BOOSTED BY THE SALE OF REMAINING STAKE IN T-SYSTEMS ITS

o     The Services segment reported an operating profit of [EURO]2.6 billion
      (Q1 2001: [EURO]0.4 billion). This year's figure included a gain of [EURO]2.5 billion from the sale of the division's remaining 49.9% interest in T-Systems ITS (formerly debis Systemhaus) to Deutsche Telekom. However, expenses of [EURO]0.1 billion resulted from the decision of the Argentine government to reform its financial system and monetary policy, creating a floating exchange rate against the U.S. dollar.

      Operating profit for the first quarter of last year included a gain of [EURO]0.3 billion from the sale of the segment's remaining interest in debitel to Swisscom.

o Adjusted to exclude these one-time effects, operating profit for the first quarter of 2002 of [EURO]0.2 billion was slightly higher than the prior year's result. This improvement was primarily caused by lower credit-loss requirements compared to the same quarter of the prior year for Freightliner's financing and leasing business.

POSITIVE EARNINGS TREND IN THE OTHER ACTIVITIES SEGMENT

o Other Activities' operating profit for the first three months of the year amounted to [EURO]0.2 billion. The operating loss in the prior year of [EURO]0.3 billion included expenses totaling [EURO]0.4 billion for the restructuring at Mitsubishi Motors and impairment charges in connection with the Group's e-business activities.

o Adjusted for these one-time effects, operating profit in the first quarter of 2002 improved by [EURO]0.1 billion to [EURO]0.2 billion. This increase was mainly due to earnings improvements at EADS and Mitsubishi Motors.

ADJUSTED NET INCOME HIGHER THAN IN THE PRIOR YEAR

o Financial income increased by [EURO]2.5 billion compared with the prior year to [EURO]2.3 billion. Financial income during the period under review included an amount of [EURO]2.5 billion from the sale of the remaining 49.9% stake in T-Systems ITS. The prior year's figure was impacted by the gain from the sale of debitel stock, by expenses associated with the restructuring of Mitsubishi Motors and from impairment charges related to the Group's e-business activities. Adjusted to exclude one-time effects, the financial expense of [EURO]0.2 billion was comparable to prior year's level.

      The effects on operating results of the operating investments were allocated to the respective segment operating profits.

o First quarter income before taxes increased by [EURO]6.5 billion over the prior year to [EURO]2.8 billion. Adjusted to exclude the above mentioned one-time effects, income before taxes increased to [EURO]0.7 billion
      (Q1 2001: loss before taxes of [EURO]0.7 billion).

o Net income and earnings per share amounted to [EURO]2.7 billion and [EURO]2.65, respectively, in the first quarter of this year, significantly higher than the figures for the first quarter of 2001 (net loss of [EURO]2.4 billion and loss per share of [EURO]2.35). Excluding one-time effects, net income increased by [EURO]0.9 billion to [EURO]0.5 billion, resulting in earnings per share of [EURO]0.50 (Q1 2001: loss per share of [EURO]0.37).

BALANCE SHEET AFFECTED BY THE LEASING AND SALES-FINANCING BUSINESS

o The increase in total assets of [EURO]0.7 billion to [EURO]208.1 billion was primarily caused by the growth of the leasing and sales-financing business and by positive currency-translation effects. This increase was partially offset by the repayment of financial liabilities.

o Stockholders' equity increased as a result of net income in the first quarter from [EURO]39.0 billion to [EURO]41.9 billion. The equity ratio rose accordingly by 1.4 percentage points to 19.7% (Dec. 31, 2001:
      18.3%). The equity ratio for the industrial business was 28.0% (Dec. 31, 2001: 25.7%).

STATEMENT OF CASH FLOWS IMPACTED BY DISPOSAL GAINS

o The increase in cash provided by operating activities to [EURO]4.1 billion (Q1 2001: [EURO]3.5 billion) primarily resulted from a change in working capital.

o The decrease in cash used for investing activities of [EURO]1.1 billion to [EURO]0.4 billion was mainly a result of proceeds from the disposal of the Group's interest in T-Systems ITS and parts of the Capital Services portfolio. This decrease was partially offset by the increase in receivables from leasing and sales financing due to the expansion in financial-services activities.

o Cash used for financing activities of [EURO]4.5 billion was impacted by the reduction of financial liabilities. In the first quarter of 2001, the Group reported a net cash inflow of [EURO]0.2 billion and a slight increase in net borrowing.

o Cash and cash equivalents with an original maturity of three months or less decreased by [EURO]0.7 billion to [EURO]10.7 billion compared to Dec. 31, 2001. Total liquidity, which also includes longer-term investments and securities, decreased from [EURO]14.5 billion to [EURO]13.7 billion.

EVENTS AFTER THE END OF THE FIRST QUARTER 2002

o In April 2002, DaimlerChrysler exercised its contractually agreed option to sell its remaining 40% interest in Conti Temic microelectronic GmbH to Continental AG for a price of [EURO]0.2 billion, received in April.

o No further developments have occurred since the end of the first quarter of 2002 which are of major significance to DaimlerChrysler and would lead to a changed assessment of the Group's position. The course of business in April confirms the statements made in the Outlook.

            --------------------------------------------------------

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT THE CURRENT VIEWS OF DAIMLERCHRYSLER MANAGEMENT WITH RESPECT TO FUTURE EVENTS. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO: CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, ESPECIALLY AN ECONOMIC DOWNTURN IN EUROPE OR NORTH AMERICA; CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES; INTRODUCTION OF COMPETING PRODUCTS; LACK OF ACCEPTANCE OF NEW PRODUCTS OR SERVICES, INCLUDING INCREASED COMPETITIVE PRESSURES ON THE GENERAL LEVEL OF SALES INCENTIVES AND PRICING FLEXIBILITY; INABILITY TO IMPLEMENT THE TURNAROUND PLANS FOR THE CHRYSLER GROUP AND FREIGHTLINER PROMPTLY AND SUCCESSFULLY, ESPECIALLY AN INABILITY TO MEET REVENUE ENHANCEMENT, EFFICIENCY AND COST REDUCTION INITIATIVES; THE ABILITY OF MITSUBISHI MOTORS TO IMPLEMENT ITS RESTRUCTURING PLAN SUCCESSFULLY; AND DECLINE IN RESALE PRICES OF USED VEHICLES. IF ANY OF THESE OR OTHER RISKS AND UNCERTAINTIES OCCUR (SOME OF WHICH ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" IN DAIMLERCHRYSLER'S MOST RECENT ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION), OR IF THE ASSUMPTIONS UNDERLYING ANY OF THESE STATEMENTS PROVE INCORRECT, THEN ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. DAIMLERCHRYSLER DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS. ANY FORWARD-LOOKING STATEMENT SPEAKS ONLY AS OF THE DATE ON WHICH IT IS MADE.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                         CONSOLIDATED             INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------
                                                  Q1 2002   Q1 2002   Q1 2001     Q1 2002    Q1 2001    Q1 2002    Q1 2001
(in millions)                                           $    [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................       32,172    36,907    35,525      32,977     31,474      3,930      4,051
Cost of sales ..............................      (26,868)  (30,822)  (30,333)    (27,406)   (26,710)    (3,416)    (3,623)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................        5,304     6,085     5,192       5,571      4,764        514        428
Selling, administrative and other expenses .       (3,609)   (4,140)   (4,413)     (3,780)    (4,112)      (360)      (301)
Research and development ...................       (1,219)   (1,398)   (1,533)     (1,398)    (1,533)         -          -
Other income ...............................          183       209       186         187        173         22         13
Turnaround plan expenses - Chrysler Group ..         (274)     (314)   (3,047)       (314)    (3,047)         -          -
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......          385       442    (3,615)        266     (3,755)       176        140
Financial income (expense), net ............        2,034     2,333      (140)      2,339       (143)        (6)         3
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........        2,419     2,775    (3,755)      2,605     (3,898)       170        143
Income taxes ...............................          (97)     (111)    1,390         (41)     1,411        (70)       (21)
Minority interests .........................           (2)       (2)        8           -          8         (2)         -
                                               ----------------------------------------------------------------------------
NET INCOME (LOSS) ..........................        2,320     2,662    (2,357)      2,564     (2,479)        98        122
                                               ============================================================================

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
                                               ----------------------------------------------------------------------------
Basic earnings (loss) per share ............         2.31      2.65     (2.35)          -          -          -          -
                                               ============================================================================
Diluted earnings (loss) per share ..........         2.29      2.63     (2.35)          -          -          -          -
                                               ============================================================================

CONSOLIDATED BALANCE SHEETS

                                                        CONSOLIDATED         INDUSTRIAL BUSINESS     FINANCIAL SERVICES
                                               --------------------------------------------------------------------------
                                               March 31,  March 31,  Dec. 31,  March 31,  Dec. 31, March 31,    Dec. 31,
                                                    2002       2002      2001       2002      2001      2002        2001
(in millions)                                          $     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]      [EURO]
                                               --------------------------------------------------------------------------
ASSETS
Intangible assets .....................            2,529      2,901     2,863      2,696     2,662        205        201
Property, plant and equipment, net ....           35,969     41,263    41,165     41,105    41,016        158        149
Investments and long-term financial
assets ................................            8,732     10,017    12,375      9,062    11,349        955      1,026
Equipment on operating leases, net ....           30,923     35,475    36,002      3,341     3,004     32,134     32,998
                                               --------------------------------------------------------------------------
FIXED ASSETS ..........................           78,153     89,656    92,405     56,204    58,031     33,452     34,374
                                               --------------------------------------------------------------------------
Inventories ...........................           15,406     17,674    16,754     16,099    15,338      1,575      1,416
Trade receivables .....................            6,609      7,582     6,430      7,138     6,134        444        296
Receivables from financial services ...           46,989     53,905    49,512         25        26     53,880     49,486
Other receivables .....................           12,304     14,114    16,188      6,318     7,512      7,796      8,676
Securities ............................            2,558      2,935     3,077      2,494     2,636        441        441
Cash and cash equivalents .............            9,354     10,731    11,428      9,778     8,057        953      3,371
                                               --------------------------------------------------------------------------
NON-FIXED ASSETS ......................           93,220    106,941   103,389     41,852    39,703     65,089     63,686
                                               --------------------------------------------------------------------------
DEFERRED TAXES ........................            2,360      2,707     3,010      2,630     2,930         77         80
                                               --------------------------------------------------------------------------
PREPAID EXPENSES ......................            7,675      8,804     8,606      8,682     8,480        122        126
                                               --------------------------------------------------------------------------
TOTAL ASSETS ..........................          181,408    208,108   207,410    109,368   109,144     98,740     98,266
                                               ==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock .........................            2,274      2,609     2,609
Additional paid-in capital ............            6,351      7,286     7,286
Retained earnings .....................           25,369     29,103    26,441
Accumulated other comprehensive income             2,565      2,942     2,668
Treasury stock ........................              (18)       (21)        -
                                               --------------------------------------------------------------------------
STOCKHOLDERS' EQUITY ..................           36,541     41,919    39,004     31,625    29,009     10,294      9,995
                                               --------------------------------------------------------------------------
MINORITY INTERESTS ....................              414        475       417        446       403         29         14
                                               --------------------------------------------------------------------------
ACCRUED LIABILITIES ...................           37,025     42,475    41,570     41,430    40,534      1,045      1,036
                                               --------------------------------------------------------------------------
Financial liabilities .................           75,631     86,763    90,908     11,531    15,701     75,232     75,207
Trade liabilities .....................           13,714     15,733    14,157     15,182    13,773        551        384
Other liabilities .....................            8,385      9,618    10,262      6,933     7,431      2,685      2,831
                                               --------------------------------------------------------------------------
LIABILITIES ...........................           97,730    112,114   115,327     33,646    36,905     78,468     78,422
                                               --------------------------------------------------------------------------
DEFERRED TAXES ........................            3,890      4,463     4,851     (2,888)   (2,212)     7,351      7,063
                                               --------------------------------------------------------------------------
DEFERRED INCOME .......................            5,808      6,662     6,241      5,109     4,505      1,553      1,736
                                               --------------------------------------------------------------------------
TOTAL LIABILITIES .....................          144,867    166,189   168,406     77,743    80,135     88,446     88,271
                                               --------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ................................          181,408    208,108   207,410    109,368   109,144     98,740     98,266
                                               ==========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             CONSOLIDATED         INDUSTRIAL BUSINESS    FINANCIAL SERVICES
                                                   ------------------------------------------------------------------------
                                                     Q1 2002   Q1 2002    Q1 2001   Q1 2002    Q1 2001   Q1 2002   Q1 2001
(in millions)                                              $    [EURO]     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]
                                                   ------------------------------------------------------------------------
Net income (loss) .............................        2,320     2,662    (2,357)     2,564     (2,479)       98       122
Income (loss) applicable to minority interests             2         2        (8)         -         (8)        2         -
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Gains on disposals of businesses ............       (2,166)   (2,485)     (298)    (2,485)      (292)        -        (6)
  Depreciation and amortization of equipment on
  operating leases.............................        1,576     1,808     1,663         32         41     1,776     1,622
  Depreciation and amortization of fixed assets        1,408     1,615     1,718      1,588      1,698        27        20
  Change in deferred taxes ....................          (99)     (114)   (1,020)      (314)    (1,489)      200       469
  Equity (income) loss from associated companies         (27)      (31)      331        (22)       332        (9)       (1)
  Change in financial instruments .............           10        12      (123)       (54)       (72)       66       (51)
  (Gains) losses on disposals of fixed
  assets/securities ...........................         (182)     (209)     (101)      (210)      (101)        1         -
  Change in trading securities ................           (3)       (3)       88         (3)        88         -         -
  Change in accrued liabilities ...............          489       561     1,104        533      1,026        28        78
  Turnaround plan expenses - Chrysler Group ...          274       314     3,047        314      3,047         -         -
  Turnaround plan payments - Chrysler Group ...         (112)     (128)      (39)      (128)       (39)        -         -
  Changes in other operating assets and
  liabilities:
    - Inventories, net ........................         (710)     (814)   (1,291)      (705)    (1,107)     (109)     (184)
    - Trade receivables .......................         (975)   (1,118)     (627)      (985)      (672)     (133)       45
    - Trade liabilities .......................        1,268     1,455     1,255      1,505      1,290       (50)      (35)
    - Other assets and liabilities ............          477       546       205        (49)        31       595       174
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES .........        3,550     4,073     3,547      1,581      1,294     2,492     2,253
                                                   ------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases        (3,833)   (4,397)   (4,108)    (1,489)    (1,327)   (2,908)   (2,781)
   - Purchases of property, plant and equipment       (1,390)   (1,595)   (2,510)    (1,576)    (2,502)      (19)       (8)
   - Purchases of other fixed assets ..........          (52)      (60)      (76)       (42)       (53)      (18)      (23)
Proceeds from disposals of equipment on
operating leases...............................        3,299     3,784     2,480      1,631      1,421     2,153     1,059
Proceeds from disposals of fixed assets........          139       159       210        150        180         9        30
Payments for investments in businesses ........          (52)      (60)     (142)       (49)      (142)      (11)        -
Proceeds from disposals of businesses .........        4,154     4,765       385      4,694        305        71        80
(Increase) decrease in receivables from
financial services, net .......................       (2,930)   (3,361)    1,067        (30)       (37)   (3,331)    1,104
Disposition of securities (other than trading),
net ...........................................          292       335     1,226        310        786        25       440
Change in other cash ..........................           28        34       (38)        57        (19)      (23)      (19)
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES        (345)     (396)   (1,506)     3,656     (1,388)   (4,052)     (118)
                                                   ------------------------------------------------------------------------

Change in financial liabilities (including
amounts for commercial paper borrowings, net of
[EURO](1,569) ($(1,368)) and [EURO](12,161) in 2002
and 2001, respectively) .......................       (3,881)   (4,452)      180     (3,564)     2,346      (888)   (2,166)
Other .........................................          (21)      (24)      (27)       (39)       (28)       15         1
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES      (3,902)   (4,476)      153     (3,603)     2,318      (873)   (2,165)
                                                   ------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash
and cash equivalents (maturing within 3 months)           71        81       298         66        278        15        20
                                                   ------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS) .......          (626)     (718)    2,492      1,700      2,502    (2,418)      (10)
                                                   ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN
3 MONTHS)
  AT BEGINNING OF PERIOD ......................        9,935    11,397     7,082      8,026      6,400     3,371       682
                                                   ------------------------------------------------------------------------
  AT END OF PERIOD ............................        9,309    10,679     9,574      9,726      8,902       953       672
                                                   ========================================================================

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            Three Months Ended March 31,
                                                            ----------------------------------------------------------
                                                                                   CONSOLIDATED
                                                            ----------------------------------------------------------
                                                                  2002
                                                                (Note 1)               2002                  2001
                                                            ----------------     ---------------       ---------------
   Revenues ............................................    $         32,172     [EURO]   36,907       [EURO]   35,525
   Cost of sales .......................................             (26,868)            (30,822)              (30,333)
                                                            ----------------     ---------------       ---------------
GROSS MARGIN ...........................................               5,304               6,085                 5,192
   Selling, administrative and other expenses ..........              (3,609)             (4,140)               (4,413)
   Research and development ............................              (1,219)             (1,398)               (1,533)
   Other income ........................................                 183                 209                   186
   Turnaround plan expenses - Chrysler Group ...........                (274)               (314)               (3,047)
                                                            ----------------     ---------------       ---------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................                 385                 442                (3,615)
   Financial income (expense), net .....................               2,034               2,333                  (140)
                                                            ----------------     ---------------       ---------------
INCOME (LOSS) BEFORE INCOME TAXES ......................               2,419               2,775                (3,755)
   Income taxes ........................................                 (97)               (111)                1,390
   Minority interests ..................................                  (2)                 (2)                    8
                                                            ----------------     ---------------       ---------------
NET INCOME (LOSS) ......................................               2,320               2,662                (2,357)
                                                            ================     ===============       ===============

EARNINGS (LOSS) PER SHARE
   Basic earnings (loss) per share .....................                2.31                2.65                 (2.35)
                                                            ================     ===============       ===============
   Diluted earnings (loss) per share ...................                2.29                2.63                 (2.35)
                                                            ================     ===============       ===============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                            Three Months Ended March 31,
                                                            ------------------------------------------------------------
                                                                 INDUSTRIAL BUSINESS             FINANCIAL SERVICES
                                                            -----------------------------  -----------------------------

                                                                 2002            2001           2002           2001
                                                            -------------   -------------  -------------   -------------
   Revenues ............................................    [EURO] 32,977   [EURO] 31,474  [EURO]  3,930   [EURO]  4,051
   Cost of sales .......................................          (27,406)        (26,710)        (3,416)         (3,623)
                                                            -------------   -------------  -------------   -------------
GROSS MARGIN ...........................................            5,571           4,764            514             428
   Selling, administrative and other expenses ..........           (3,780)         (4,112)          (360)           (301)
   Research and development ............................           (1,398)         (1,533)             -               -
   Other income ........................................              187             173             22              13
   Turnaround plan expenses - Chrysler Group ...........             (314)         (3,047)             -               -
                                                            -------------   -------------  -------------   -------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................              266          (3,755)           176             140
   Financial income (expense), net .....................            2,339            (143)            (6)              3
                                                            -------------   -------------  -------------   -------------
INCOME (LOSS) BEFORE INCOME TAXES ......................            2,605          (3,898)           170             143
   Income taxes ........................................              (41)          1,411            (70)            (21)
   Minority interests ..................................                -               8             (2)              -
                                                            -------------   -------------  -------------   -------------
NET INCOME (LOSS) ......................................            2,564          (2,479)            98             122
                                                            =============   =============  =============   =============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                                                   CONSOLIDATED
                                                            ----------------------------------------------------------
                                                                      At March 31,
                                                            ---------------------------------     At December 31,
                                                                 2002              2002                  2001
                                                               (Note 1)
                                                            --------------     --------------    --------------------
                                                                      (unaudited)
ASSETS
    Intangible assets ................................      $        2,529     [EURO]   2,901    [EURO]         2,863
    Property, plant and equipment, net ...............              35,969             41,263                  41,165
    Investments and long-term financial assets .......               8,732             10,017                  12,375
    Equipment on operating leases, net ...............              30,923             35,475                  36,002
                                                            --------------     --------------    --------------------
  FIXED ASSETS .......................................              78,153             89,656                  92,405
                                                            --------------     --------------    --------------------
    Inventories ......................................              15,406             17,674                  16,754
    Trade receivables ................................               6,609              7,582                   6,430
    Receivables from financial services ..............              46,989             53,905                  49,512
    Other receivables ................................              12,304             14,114                  16,188
    Securities .......................................               2,558              2,935                   3,077
    Cash and cash equivalents ........................               9,354             10,731                  11,428
                                                            --------------     --------------    --------------------
  NON-FIXED ASSETS ...................................              93,220            106,941                 103,389
                                                            --------------     --------------    --------------------
  DEFERRED TAXES .....................................               2,360              2,707                   3,010
                                                            --------------     --------------    --------------------
  PREPAID EXPENSES ...................................               7,675              8,804                   8,606
                                                            --------------     --------------    --------------------
  TOTAL ASSETS .......................................             181,408            208,108                 207,410
                                                            ==============     ==============    ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ....................................      $        2,274     [EURO]   2,609    [EURO]         2,609
    Additional paid-in capital .......................               6,351              7,286                   7,286
    Retained earnings ................................              25,369             29,103                  26,441
    Accumulated other comprehensive income ...........               2,565              2,942                   2,668
    Treasury stock ...................................                 (18)               (21)                      -
                                                            --------------     --------------    --------------------
  STOCKHOLDERS' EQUITY ...............................              36,541             41,919                  39,004
                                                            --------------     --------------    --------------------
  MINORITY INTERESTS .................................                 414                475                     417
                                                            --------------     --------------    --------------------
  ACCRUED LIABILITIES ................................              37,025             42,475                  41,570
                                                            --------------     --------------    --------------------
    Financial liabilities ............................              75,631             86,763                  90,908
    Trade liabilities ................................              13,714             15,733                  14,157
    Other liabilities ................................               8,385              9,618                  10,262
                                                            --------------     --------------    --------------------
  LIABILITIES ........................................              97,730            112,114                 115,327
                                                            --------------     --------------    --------------------
  DEFERRED TAXES .....................................               3,890              4,463                   4,851
                                                            --------------     --------------    --------------------
  DEFERRED INCOME ....................................               5,808              6,662                   6,241
                                                            --------------     --------------    --------------------
  TOTAL LIABILITIES ..................................             144,867            166,189                 168,406
                                                            --------------     --------------    --------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........             181,408            208,108                 207,410
                                                            ==============     ==============    ====================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                          INDUSTRIAL BUSINESS               FINANCIAL SERVICES
                                                    -------------------------------    ------------------------------
                                                          At               At                At              At
                                                       March 31,      December 31,        March 31,      December 31,
                                                         2002             2001              2002            2001
                                                    -------------   ---------------    -------------   --------------
                                                              (unaudited)                        (unaudited)
ASSETS
    Intangible assets .........................     [EURO]  2,696   [EURO]    2,662    [EURO]    205   [EURO]     201
    Property, plant and equipment, net ........            41,105            41,016              158              149
    Investments and long-term financial assets              9,062            11,349              955            1,026
    Equipment on operating leases, net ........             3,341             3,004           32,134           32,998
                                                    -------------   ---------------    -------------   --------------
  FIXED ASSETS ................................            56,204            58,031           33,452           34,374
                                                    -------------   ---------------    -------------   --------------
    Inventories ...............................            16,099            15,338            1,575            1,416
    Trade receivables .........................             7,138             6,134              444              296
    Receivables from financial services .......                25                26           53,880           49,486
    Other receivables .........................             6,318             7,512            7,796            8,676
    Securities ................................             2,494             2,636              441              441
    Cash and cash equivalents .................             9,778             8,057              953            3,371
                                                    -------------   ---------------    -------------   --------------
  NON-FIXED ASSETS ............................            41,852            39,703           65,089           63,686
                                                    -------------   ---------------    -------------   --------------
  DEFERRED TAXES ..............................             2,630             2,930               77               80
                                                    -------------   ---------------    -------------   --------------
  PREPAID EXPENSES ............................             8,682             8,480              122              126
                                                    -------------   ---------------    -------------   --------------
  TOTAL ASSETS ................................           109,368           109,144           98,740           98,266
                                                    =============   ===============    =============   ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY ........................     [EURO] 31,625   [EURO]   29,009    [EURO] 10,294   [EURO]   9,995
                                                    -------------   ---------------    -------------   --------------
  MINORITY INTERESTS ..........................               446               403               29               14
                                                    -------------   ---------------    -------------   --------------
  ACCRUED LIABILITIES .........................            41,430            40,534            1,045            1,036
                                                    -------------   ---------------    -------------   --------------
    Financial liabilities .....................            11,531            15,701           75,232           75,207
    Trade liabilities .........................            15,182            13,773              551              384
    Other liabilities .........................             6,933             7,431            2,685            2,831
                                                    -------------   ---------------    -------------   --------------
  LIABILITIES .................................            33,646            36,905           78,468           78,422
                                                    -------------   ---------------    -------------   --------------
  DEFERRED TAXES ..............................            (2,888)           (2,212)           7,351            7,063
                                                    -------------   ---------------    -------------   --------------
  DEFERRED INCOME .............................             5,109             4,505            1,553            1,736
                                                    -------------   ---------------    -------------   --------------
  TOTAL LIABILITIES ...........................            77,743            80,135           88,446           88,271
                                                    -------------   ---------------    -------------   --------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..           109,368           109,144           98,740           98,266
                                                    =============   ===============    =============   ==============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                            Three Months Ended March 31,
                                                               ------------------------------------------------------
                                                                                    CONSOLIDATED
                                                               ------------------------------------------------------
                                                                   2002
                                                                 (Note 1)            2002                2001
                                                               -------------    ---------------   ------------------
Net income (loss) ........................................     $       2,320    [EURO]    2,662   [EURO]      (2,357)
Income (loss) applicable to minority interests ...........                 2                  2                   (8)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .....................            (2,166)            (2,485)                (298)
    Depreciation and amortization of equipment on                      1,576              1,808                1,663
      operating leases ...................................
    Depreciation and amortization of fixed assets ........             1,408              1,615                1,718
    Change in deferred taxes .............................               (99)              (114)              (1,020)
    Equity (income) loss from associated companies .......               (27)               (31)                 331
    Change in financial instruments ......................                10                 12                 (123)
    Gains on disposals of fixed assets/securities ........              (182)              (209)                (101)
    Change in trading securities .........................                (3)                (3)                  88
    Change in accrued liabilities ........................               489                561                1,104
    Turnaround plan expenses - Chrysler Group ............               274                314                3,047
    Turnaround plan payments - Chrysler Group ............              (112)              (128)                 (39)
    Changes in other operating assets and liabilities:
      - Inventories, net .................................              (710)              (814)              (1,291)
      - Trade receivables ................................              (975)            (1,118)                (627)
      - Trade liabilities ................................             1,268              1,455                1,255
      - Other assets and liabilities .....................               477                546                  205
                                                               -------------    ---------------   ------------------
CASH PROVIDED BY OPERATING ACTIVITIES ....................             3,550              4,073                3,547
                                                               -------------    ---------------   ------------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .............            (3,833)            (4,397)              (4,108)
 - Purchases of property, plant and equipment ............            (1,390)            (1,595)              (2,510)
 - Purchases of other fixed assets .......................               (52)               (60)                 (76)
Proceeds from disposals of equipment on operating leases .             3,299              3,784                2,480
Proceeds from disposals of fixed assets ..................               139                159                  210
Payments for investments in businesses ...................               (52)               (60)                (142)
Proceeds from disposals of businesses ....................             4,154              4,765                  385
(Increase) decrease in receivables from financial                     (2,930)            (3,361)               1,067
services, net ............................................
Disposition of securities (other than trading), net ......               292                335                1,226
Change in other cash .....................................                28                 34                  (38)
                                                               -------------    ---------------   ------------------
CASH USED FOR INVESTING ACTIVITIES .......................              (345)              (396)              (1,506)
                                                               -------------    ---------------   ------------------

Change in financial liabilities (including amounts for
    commercial paper borrowings, net of [EURO](1,569)
    ($(1,368)) and [EURO](12,161) in 2002 and 2001,
    respectively) ........................................            (3,881)            (4,452)                 180
Other ....................................................               (21)               (24)                 (27)
                                                               -------------    ---------------   ------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .........            (3,902)            (4,476)                 153
                                                               -------------    ---------------   ------------------

Effect of foreign exchange rate changes on cash and cash
    equivalents (maturing within 3 months) ...............                71                 81                  298
                                                               -------------    ---------------   ------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) ...........................              (626)              (718)               2,492
                                                               -------------    ---------------   ------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...............................             9,935             11,397                7,082
                                                               -------------    ---------------   ------------------
    AT END OF PERIOD .....................................             9,309             10,679                9,574
                                                               =============    ===============   ==================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                            Three Months Ended March 31,
                                                           -----------------------------------------------------------------
                                                                INDUSTRIAL BUSINESS               FINANCIAL SERVICES
                                                           -----------------------------   ---------------------------------
                                                               2002            2001             2002              2001
                                                           -------------   -------------   ---------------   --------------
Net income (loss) ....................................     [EURO]  2,564   [EURO] (2,479)  [EURO]       98   [EURO]     122
Income (loss) applicable to minority interests .......                 -              (8)                2                -
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .................            (2,485)           (292)                -               (6)
    Depreciation and amortization of equipment on
      operating leases ...............................                32              41             1,776            1,622
    Depreciation and amortization of fixed assets ....             1,588           1,698                27               20
    Change in deferred taxes .........................              (314)         (1,489)              200              469
    Equity (income) loss from associated companies ...               (22)            332                (9)              (1)
    Change in financial instruments ..................               (54)            (72)               66              (51)
    (Gains) losses on disposals of fixed
      assets/securities ..............................              (210)           (101)                1                -
    Change in trading securities .....................                (3)             88                 -                -
    Change in accrued liabilities ....................               533           1,026                28               78
    Turnaround plan expenses - Chrysler Group ........               314           3,047                 -                -
    Turnaround plan payments - Chrysler Group ........              (128)            (39)                -                -
    Changes in other operating assets and liabilities:
      - Inventories, net .............................              (705)         (1,107)             (109)            (184)
      - Trade receivables ............................              (985)           (672)             (133)              45
      - Trade liabilities ............................             1,505           1,290               (50)             (35)
      - Other assets and liabilities .................               (49)             31               595              174
                                                           -------------   -------------   ---------------   --------------
CASH PROVIDED BY OPERATING ACTIVITIES ................             1,581           1,294             2,492            2,253
                                                           -------------   -------------   ---------------   --------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........            (1,489)         (1,327)           (2,908)          (2,781)
 - Purchases of property, plant and equipment ........            (1,576)         (2,502)              (19)              (8)
 - Purchases of other fixed assets ...................               (42)            (53)              (18)             (23)
Proceeds from disposals of equipment on operating
leases ...............................................             1,631           1,421             2,153            1,059
Proceeds from disposals of fixed assets ..............               150             180                 9               30
Payments for investments in businesses ...............               (49)           (142)              (11)               -
Proceeds from disposals of businesses ................             4,694             305                71               80
(Increase) decrease in receivables from financial
services, net ........................................               (30)            (37)           (3,331)           1,104
Disposition of securities (other than trading), net ..               310             786                25              440
Change in other cash .................................                57             (19)              (23)             (19)
                                                           -------------   -------------   ---------------   --------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES .....             3,656          (1,388)           (4,052)            (118)
                                                           -------------   -------------   ---------------   --------------

Change in financial liabilities ......................            (3,564)          2,346              (888)          (2,166)
Other ................................................               (39)            (28)               15                1
                                                           -------------   -------------   ---------------   --------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....            (3,603)          2,318              (873)          (2,165)
                                                           -------------   -------------   ---------------   --------------

Effect of foreign exchange rate changes on cash and
    cash equivalents (maturing within 3 months) ......                66             278                15               20
                                                           -------------   -------------   ---------------   --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) .......................             1,700           2,502            (2,418)             (10)
                                                           -------------   -------------   ---------------   --------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...........................             8,026           6,400             3,371              682
                                                           -------------   -------------   ---------------   --------------
    AT END OF PERIOD .................................             9,726           8,902               953              672
                                                           =============   =============   ===============   ==============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
    The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three months ended March 31, 2002, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.8717, the Noon Buying Rate of the Federal Reserve Bank of New York on March 29, 2002.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2001 consolidated financial statements and notes included in the Group's 2001 Annual Report on Form 20-F.

    Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

    In the first quarter of 2002, Chrysler Group initiated an extensive engineering review of the assets utilized in its manufacturing facilities and the underlying assumptions used to calculate depreciation expense. Consistent with the turnaround plan objectives, Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to re-use manufacturing equipment for more than one product launch. Studies concluded prior to March 31, 2002 resulted in revisions to the estimated remaining useful lives and the reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the functional capabilities of these assets and the increased use of flexible manufacturing techniques in its facilities. The change in these

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

estimated useful lives and salvage values will be applied to both new additions beginning in 2002 as well as existing assets at January 1, 2002. The effect of these changes in estimates and their resulting impact on the amount of depreciation expense recognized did not significantly affect the Group's financial statements for the first quarter of 2002. Studies of additional facilities are ongoing, which may result in further changes in estimates, and the resulting impact on depreciation expense recognized may be material.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler is currently (1) identifying its reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determining the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by all of the Group's reporting units by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to arrive at the implied fair value of goodwill, which will be used to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Companies accounted for by DaimlerChrysler using the equity method, such as the European Aeronautic Defence and Space Company ("EADS") and Mitsubishi Motors Corporation, are also subject to the requirements of SFAS 141 and 142. Any transitional impairment loss resulting from the adoption of SFAS 142 will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss).

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

DaimlerChrysler is currently determining the impact of the transitional impairment evaluation on the Group's financial statements.

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group expects to adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 did not have an impact on the Group's financial statements.

2.  TURNAROUND PLAN FOR THE CHRYSLER GROUP
    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

    The charges recorded for the plan in the first quarter of 2001 were [EURO]3,047 million ([EURO]1,932 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income
(loss) ([EURO]2,521 million and [EURO]526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The charges recorded for the plan in the first quarter of 2002 were [EURO]314 million ([EURO]212 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income
(loss) ([EURO]314 million would have otherwise been reflected in cost of sales). These additional charges were for costs associated with the announced idling, closing or disposal of certain manufacturing facilities in 2002 and 2003.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

                                              Workforce        Asset      Other
    (in millions of [EURO])                   reductions    write-downs   costs     Total
                                              --------------------------------------------
RESERVE BALANCE AT JANUARY 1, 2001                   -              -         -          -
   Initial charges ....................          1,403            836       808      3,047
   Payments ...........................            (31)             -        (8)       (39)
   Amount charged against assets ......           (321)          (836)      (22)    (1,179)
   Currency translation adjustment ....             47              -        36         83
                                              --------------------------------------------
RESERVE BALANCE AT MARCH 31, 2001                1,098              -       814      1,912
                                              ============================================
   Additional charges .................             93            148        27        268
   Adjustments ........................           (122)             -      (129)      (251)
   Payments ...........................           (180)             -      (146)      (326)
   Amount charged against assets ......           (374)          (148)      (41)      (563)
   Currency translation adjustment ....             (9)             -       (15)       (24)
                                              --------------------------------------------
RESERVE BALANCE AT DECEMBER 31, 2001               506              -       510      1,016
                                              ============================================
   Additional charges .................            132             98        84        314
   Payments ...........................            (81)             -       (47)      (128)
   Amount charged against assets ......            (48)           (98)        -       (146)
   Currency translation adjustment ....              1              -         8          9
                                              --------------------------------------------
RESERVE BALANCE AT MARCH 31, 2002                  510              -       555      1,065
                                              ============================================

    Workforce reduction charges during the three months ended March 31, 2002 and 2001, relate to early retirement incentive programs ([EURO]50 million and [EURO]467 million, respectively) and involuntary severance benefits ([EURO]82 million and [EURO]936 million, respectively). The voluntary early retirement programs, accepted by 1,180 and 2,388 employees during the first quarter of 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 5,992 employees were involuntarily affected by the plan in the first quarter of 2001. The number of employees involuntarily affected by the plan in the first quarter of 2002 was not significant. The amount of involuntary severance benefits paid and charged against the liability in the first quarter 2002 and 2001 was [EURO]43 million and [EURO]8 million, respectively.

    As a result of the planned idling, closing or disposal of certain manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows associated with such assets were less than their respective carrying values. In accordance with the provisions of SFAS 144, the Chrysler Group recorded an impairment charge of [EURO]98 million in the first quarter of 2002. In accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Chrysler Group recorded an impairment charge of [EURO]836 million in the first quarter of 2001. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    Other costs primarily include supplier contract cancellation costs.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    Restructuring costs of up to $0.9 billion are expected to be recognized in 2002 and 2003, including the [EURO]314 million already recognized in the first quarter of 2002. The Chrysler Group expects cash payments of $0.6 billion in 2002 for the restructuring actions recorded in 2001 and the first quarter of 2002.

3.  ACQUISITIONS AND DISPOSITIONS
    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. Bombardier has asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately [EURO]1 billion. The sale and purchase agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. The Group intends to defend itself vigorously against such claims. The agreement calls for submission of disputes to arbitration and Bombardier has notified DaimlerChrysler that it intends to do this with respect to its claims. Due to uncertainties with respect to the ultimate outcome of these claims, the Group has recognized a partial after-tax gain of [EURO]237 million on the sale of Adtranz in the fourth quarter of 2001, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

    In October 2000, DaimlerChrysler Services AG and Deutsche Telekom formed a joint venture in the area of information technology. In accordance with the agreement, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately [EURO]4,571 million for new shares of T-Systems ITS. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4,694 million. The sale was consummated in March 2002 with the termination of the joint venture resulting in a gain of approximately [EURO]2,484 million.

    In the first quarter of 2002, DaimlerChrysler sold a portion of its commercial real estate and asset-based lending portfolios to GE Capital for [EURO]1,216 million. In April 2002, DaimlerChrysler sold the remaining portion of its commercial real estate portfolio to GE Capital for [EURO]46 million. The decision to sell such assets was made during the fourth quarter of 2001, resulting in a charge in DaimlerChrysler's 2001 statement of income
(loss).

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

4.  GOODWILL AND OTHER INTANGIBLE ASSETS
    Goodwill (excluding investor level goodwill included in equity method investments) and other intangible assets comprise (in millions of [EURO]):

                                                                            At March 31,           At December 31,
                                                                                2002                    2001
                                                                         -------------------     -------------------
Goodwill ...........................................................     [EURO]        2,353     [EURO]        2,371
Other intangible assets ............................................                     548                     492
                                                                         -------------------     -------------------
                                                                                       2,901                   2,863
                                                                         ===================     ===================

GOODWILL
    Upon adoption of SFAS 142, intangible assets relating to distribution rights with a net carrying amount of [EURO]44 million were reclassified from goodwill to other intangible assets. During the three months ended March 31, 2002, no material goodwill was acquired. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

    As of March 31, 2002, goodwill relates to Mercedes-Benz Passenger Cars & smart ([EURO]49 million), Chrysler Group ([EURO]1,396 million), Commercial Vehicles ([EURO]843 million), Services ([EURO]64 million) and Other Activities ([EURO]1 million). Further, goodwill recognized in the consolidated balance sheet of EADS determined in accordance with U.S. GAAP was [EURO]11,469 million at December 31, 2001. DaimlerChrysler and EADS are currently conducting the transitional goodwill impairment tests as required by SFAS 142 (see Note 1). Because of the three-month lag in financial reporting by EADS, DaimlerChrysler expects to receive the results of the first step of the transitional goodwill impairment evaluation performed by EADS no later than September 30, 2002.

    DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was [EURO]1,128 million at March 31, 2002. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

OTHER INTANGIBLE ASSETS
    Other intangible assets comprise (in millions of [EURO]):

                                                                            At March 31,           At December 31,
                                                                                2002                    2001
                                                                         -------------------     -------------------
Other intangible assets subject to amortization
      Gross carrying amount ........................................     [EURO]        1,005     [EURO]          897
      Accumulated amortization .....................................                    (595)                   (542)
                                                                         -------------------     -------------------
    Net carrying amount ............................................                     410                     355
                                                                         -------------------     -------------------
Other intangible assets not subject to amortization ................                     138                     137
                                                                         -------------------     -------------------
                                                                                         548                     492
                                                                         ===================     ===================

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the three months ended March 31, 2002, additions of [EURO]38 million were recognized, primarily relating to software. Distribution rights amounting to [EURO]44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the three months ended March 31, 2002 and 2001 was [EURO]43 million and [EURO]30 million, respectively.

    Other intangible assets not subject to amortization represent intangible pension assets.

ADJUSTED PRIOR PERIOD INFORMATION
    Net income (loss) and earnings (loss) per share for the three months ended March 31, 2001, adjusted to exclude goodwill amortization expense (including investor level equity method goodwill amortization) were as follows:

                                                                                                  Three months
                                                                                                      ended
                                                                                                 March 31, 2001
                                                                                              --------------------
Net loss (in millions of [EURO]):
       Reported net loss .................................................................                  (2,357)
          Goodwill amortization ..........................................................                      65
                                                                                              --------------------
       Adjusted net loss .................................................................                  (2,292)
                                                                                              ====================

Loss per share (in [EURO]):
       Reported loss per share - basic ...................................................                   (2.35)
          Goodwill amortization ..........................................................                    0.06
                                                                                              --------------------
       Adjusted loss per share - basic ...................................................                   (2.29)
                                                                                              ====================

       Reported loss per share - diluted .................................................                   (2.35)
          Goodwill amortization ..........................................................                    0.06
                                                                                              --------------------
       Adjusted loss per share - diluted .................................................                   (2.29)
                                                                                              ====================

    For the three months ended March 31, 2001, the equity loss of the Group's investment in EADS included [EURO]39 million of goodwill amortization (excluding investor level goodwill amortization).

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

5.  INVENTORIES
    Inventories are comprised of the following (in millions of [EURO]):

                                                                            At March 31,           At December 31,
                                                                                2002                    2001
                                                                         -------------------     -------------------
Raw materials and manufacturing supplies ...........................     [EURO]        2,418     [EURO]        2,251
Work-in-process ....................................................                   3,234                   3,038
Finished goods, parts and products held for resale .................                  12,550                  11,904
Advance payments to suppliers ......................................                      67                      97
                                                                         -------------------     -------------------
                                                                                      18,269                  17,290
Less: Advance payments received ....................................                    (595)                   (536)
                                                                         -------------------     -------------------
                                                                                      17,674                  16,754
                                                                         ===================     ===================

6.  CASH AND CASH EQUIVALENTS
    As of March 31, 2002 and December 31, 2001, cash and cash equivalents include [EURO]52 million and [EURO]31 million, respectively, of deposits with original maturities of more than three months.

7.  STOCKHOLDERS' EQUITY
    The changes in stockholders' equity for the three months ended March 31, 2002 are as follows (in millions of [EURO]):

                                                                              Accumulated other
                                                                         comprehensive income (loss)
                                                              -------------------------------------------------
                                        Additional            Cumulative   Available-  Derivative    Minimum
                              Capital    paid-in    Retained  translation   for-sale    financial    pension   Treasury
                               stock     capital    earnings  adjustment   securities  instruments  liability    stock      Total
                              ----------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002       2,609      7,286     26,441        3,850          61        (337)       (906)        -     39,004
Comprehensive income:
  Net income ..............          -          -      2,662            -           -           -           -         -      2,662
  Other comprehensive income         -          -          -          219         207        (151)         (1)        -        274
                                                                                                                         ---------
  Total comprehensive income                                                                                                 2,936
Purchase of capital stock .          -          -          -            -           -           -           -       (21)       (21)
                              ----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2002        2,609      7,286     29,103        4,069         268        (488)       (907)      (21)    41,919
                              ====================================================================================================

    Total comprehensive loss of the Group for the three months ended March 31, 2001 was [EURO]1,618 million.

    During the first quarter of 2002, DaimlerChrysler purchased approximately
0.4 million of its Ordinary Shares in connection with an employee share purchase plan.

8.  STOCK-BASED COMPENSATION
    In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal.

9.  ACCRUED LIABILITIES
    Accrued liabilities are comprised of the following (in millions of [EURO]):

                                                                              At March 31,         At December 31,
                                                                                  2002                   2001
                                                                           -------------------   --------------------
Pension plans and similar obligations ................................     [EURO]       12,793   [EURO]        12,647
Income and other taxes ...............................................                   2,550                  2,393
Other accrued liabilities ............................................                  27,132                 26,530
                                                                           -------------------   --------------------
                                                                                        42,475                 41,570
                                                                           ===================   ====================

10. SEGMENT REPORTING
    Segment information for the three months ended March 31, 2002 and 2001 is as follows (in millions of [EURO]):

                         Mercedes-
                           Benz
                        Passenger
                           Cars      Chrysler   Commercial                  Other      Elimi-     Consoli-
                         & smart       Group     Vehicles     Services    Activities   nations     dated
                       -----------   --------   ----------   ----------   ---------   --------   ---------
March 31, 2002
  Revenues ............     11,285     15,756        5,789        3,480         597          -      36,907
  Intersegment sales ..        646        194          332          450          69     (1,691)          -
                        ----------   --------   ----------   ----------   ---------   --------   ---------
  Total revenues ......     11,931     15,950        6,121        3,930         666     (1,691)     36,907

  Operating Profit
  (Loss) ..............        653       (187)         (85)       2,555         158        (14)      3,080

March 31, 2001
  Revenues ............     10,597     13,434        6,267        3,667       1,560          -      35,525
  Intersegment sales ..        575        188          267          383         139     (1,552)          -
                        ----------   --------   ----------   ----------   ---------   --------    --------
  Total revenues ......     11,172     13,622        6,534        4,050       1,699     (1,552)     35,525

  Operating Profit
  (Loss) ..............        670     (4,456)        (138)         441        (318)        51      (3,750)

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    The reconciliation to operating profit (loss) is as follows (in millions of [EURO]):

                                                                              Three months ended March 31,
                                                                              ----------------------------
                                                                                  2002           2001
                                                                              ------------   -------------
Income (loss) before financial income ...................................             442          (3,615)
    Pension, postretirement and other benefit expenses
      other than service cost ...........................................             (83)            (64)
    Operating income (loss) from affiliated, associated and related
      companies .........................................................             208            (316)
    Gain on disposal of businesses ......................................           2,484             292
    Miscellaneous .......................................................              29             (47)
                                                                              ------------   -------------
Consolidated operating profit (loss) ....................................           3,080          (3,750)
                                                                              ============   =============

11. EARNINGS (LOSS) PER SHARE
    The computation of basic and diluted earnings (loss) per share is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                                           Three months ended
                                                                                                March  31,
                                                                                           ------------------
                                                                                            2002       2001
                                                                                           -------   --------
   Net income (loss) - basic...........................................................      2,662     (2,357)
       Interest expense on convertible bonds and notes (net of tax)....................          6          -
                                                                                           -------   --------
   Net income (loss) - diluted ........................................................      2,668     (2,357)
                                                                                           =======   ========

Weighted average number of shares outstanding - basic .................................    1,003.2    1,003.2
    Dilutive effect of convertible bonds and notes ....................................       10.7          -
                                                                                           -------   --------
Weighted average number of shares outstanding - diluted ...............................    1,013.9    1,003.2
                                                                                           =======   ========

EARNINGS (LOSS) PER SHARE
    Basic .............................................................................       2.65      (2.35)
                                                                                           =======   ========
    Diluted ...........................................................................       2.63      (2.35)
                                                                                           =======   ========

    For the three months ended March 31, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss.

    Options issued in connection with the 2000 Stock Option Plan in 2000 and 2001 were not included in the computation of diluted loss per share for 2001 and 2002 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three months ended March 31, 2002 and 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

12. LITIGATION AND CLAIMS
    In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for Cdn $195 million. In March 2002, MAN asserted claims against Western Star for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounting records and financial statements were fraudulent and that certain of its tax liabilities were misstated. MAN seeks damages in excess of [GBP]300 million and has notified Western Star that it intends to submit its claims to the London Commercial Court. Western Star intends to defend itself vigorously against such claims.

13. SUBSEQUENT EVENTS
    In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pretax gain of [EURO]209 million. The agreement conferred on Continental AG the option to acquire from the Group, and on DaimlerChrysler the option to sell to Continental AG, the Group's remaining 40% interest in the Automotive Electronics activities. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities for proceeds of [EURO]215 million.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          DaimlerChrysler AG


                          By:  /s/ ppa.   Robert Koethner
                               ---------------------------------
                               Name:      Robert Koethner
                               Title:     Vice President
                                          Chief Accounting Officer


                          By:  /s/ i. V.  Silvia Nierbauer
                               ---------------------------------
                               Name:      Silvia Nierbauer
                               Title:     Director

Date: April 25, 2002